April 3, 2009

Michael J. Lavington
Chairman and CEO
Gevity HR Inc.
9000 Town Center Parkway
Bradenton, Florida 34202

Re: Gevity HR Inc.
Preliminary Proxy Statement on Schedule 14A
Registration No. 0-22701
Filed on March 26, 2009

Dear Mr. Lavington:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note that you do not include financial information about the acquiring company, as required by Item 14(c)(1) of Schedule 14A. Please revise to provide this disclosure, or, alternatively, tell us why you have not included this disclosure. If you have not included this information pursuant to Instruction 2.a. to Item 14, please tell us why you believe the financing for the transaction is assured.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested

Michael J. Lavington
Gevity HR Inc.
April 3, 2009
Page 2

information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

If you have any questions, please call Angela McHale at (202) 551-3402 or the undersigned at (202) 551-3785.

Sincerely,

Karen J. Garnett
Assistant Director

Cc: Edwin Hightower and Rob Leclerc (*via facsimile*)